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Fund                                                     PRESS
American                                                 RELEASE
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                                                         CONTACT: Terry Baxter
                                                         802-649-2640







                    FUND AMERICAN REVISES COMMENCEMENT DATE
                 OF CASH TENDER OFFER FOR UP TO 500,000 SHARES
                                 AT $71.00 NET


NORWICH, Vermont, November 29, 1995 - The Board of Directors of Fund American Enterprises Holdings, Inc. announced yesterday that it has approved a cash tender offer to purchase up to 500,000 shares of its common stock at a price of $71.00 net per share. The tender offer period has been revised and is now expected to commence on Monday, December 4, 1995 rather than Friday, December 1, 1995 as previously reported.

The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer will be, however, subject to certain customary conditions. If the Offer commences December 4th, the proration period and withdrawal rights are expected to expire at 12:00 midnight, New York City time, on Tuesday, January 2, 1996 unless the Offer is extended.

Neither the Company nor its Board of Directors makes any recommendations as to whether any shareholder should participate in the Offer.



                   Fund American Enterprises Holdings, Inc.
                         The 1820 House / Main Street
                               Norwich  VT  05055
                                 (802)649-3633
                              (802)649-2240(FAX)